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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

Rule 13d-2(a)

Forest City Enterprises, Inc.
(Name of Issuer)
Class B Common Stock, $.33 1/3 par value per share
(Title of Class of Securities)
345550107
(CUSIP Number)
Geralyn M. Presti
Senior Vice President, General Counsel
Forest City Enterprises, Inc.
Terminal Tower, Suite 1100
50 Public Square
Cleveland, OH 44113
(216) 621-6060
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 8, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No.	345550107	13D	Page	2	of	8

1	NAMES OF REPORTING PERSONS: RMS, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	7	SOLE VOTING POWER:

NUMBER OF		19,396,638

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,500

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		19,396,638

WITH	10	SHARED DISPOSITIVE POWER:

		13,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,410,138

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	75.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	345550107	13D	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Powell Partners, Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	7	SOLE VOTING POWER:

NUMBER OF		13,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,396,638

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		13,500

WITH	10	SHARED DISPOSITIVE POWER:

		19,396,638

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,410,138

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	75.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	345550107	13D	Page	4	of	8

1	NAMES OF REPORTING PERSONS: Joseph M. Shafran

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,410,138

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		19,410,138

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,410,138

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	75.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	345550107	13D	Page	5	of	8
     This Statement on Schedule 13D (the “Schedule 13D”) is being jointly filed by (i) RMS, Limited Partnership, an Ohio limited partnership (“RMS Ltd.”), (ii) Powell Partners, Limited, an Ohio limited liability company (“Powell Partners”) and (iii) Joseph M. Shafran, a United States citizen (“Mr. Shafran”) (collectively, the “Reporting Persons”) to report the beneficial ownership of shares of Class B Common Stock, $.33 1/3 par value per share (the “Class B Common Stock”), of Forest City Enterprises, Inc., an Ohio corporation (the “Issuer”). This Schedule 13D serves as an amendment to the Schedule 13D previously filed by RMS Ltd. on April 5, 1985. Collectively, the Reporting Persons beneficially own 19,410,138 shares of Class B Common Stock, representing 75.7% of the outstanding shares of Class B Common Stock.
Item 1. Security and Issuer
     This statement relates to the Class B Common Stock of the Issuer. The Issuer’s principal executive offices are located at Terminal Tower, Suite 1100, 50 Public Square, Cleveland, Ohio 44113.
Item 2. Identity and Background
     RMS Ltd. is an Ohio limited partnership. RMS Ltd.’s principal business is to hold, manage and administer the Class B Common Stock contributed to it by its partners and any and all other property rights, privileges, dividends or distributions arising with respect thereto or otherwise acquired by RMS Ltd. The address of RMS Ltd.’s principal business and its principal office is 50 Public Square, Suite 1600, Cleveland, Ohio 44114. Schedule 1 attached hereto and incorporated herein by reference sets forth the name, business address and present principal occupation of each general partner of RMS Ltd. Neither RMS Ltd. nor any of its general partners has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Powell Partners is an Ohio limited liability company. Powell Partners’ principal business is to hold, manage and administer the Class B Common Stock contributed to it by its partners and any and all other property rights, privileges, dividends or distributions arising with respect thereto or otherwise acquired by Powell Partners. The address of Powell Partners’ principal business and its principal office is 2720 Van Aken Blvd., Suite 200, Cleveland, Ohio 44120. Schedule 2 attached hereto and incorporated herein by reference sets forth the name, business address and present principal occupation of each member of Powell Partners. Neither Powell Partners nor any of its members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Mr. Shafran’s business address is 2720 Van Aken Blvd., Suite 200, Cleveland, Ohio 44120. Mr. Shafran serves as President of Paran Management Company, Ltd. whose principal office is located at 2720 Van Aken Blvd., Suite 200, Cleveland, Ohio 44120. During the last five years, Mr. Shafran has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.	345550107	13D	Page	6	of	8
Item 3. Source and Amount of Funds or Other Consideration
     Not applicable.
Item 4. Purpose of Transaction.
     On November 8, 2006, the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”) with respect to all shares of Class B Common Stock beneficially owned by each Reporting Person. The Voting Agreement is more fully described in Item 6 of this Schedule 13D.
     Except to the extent set forth above, or in any other Item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a)-(c) Based on the 25,645,310 shares of Class B Common Stock outstanding as of November 8, 2006 and as a result of the Reporting Persons entering into the Voting Agreement described in Item 6 below, each Reporting Person may be deemed to beneficially own 19,410,138, or 75.7%, of the Issuer’s outstanding shares of Class B Common Stock. RMS Ltd. has the sole power to vote or direct the vote and to dispose or direct the disposition of 19,396,638 shares of Class B Common Stock that RMS Ltd. may be deemed to beneficially own. Powell Partners has the sole power to vote or direct the vote and to dispose or direct the disposition of 13,500 shares of Class B Common Stock that Powell Partners may be deemed to beneficially own. Mr. Shafran has the sole power to vote or direct the vote and to dispose or direct the disposition of 0 shares of Class B Common Stock that Mr. Shafran may be deemed to beneficially own.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The Issuer, RMS Ltd., Powell Partners, Mr. Shafran and Bruce C. Ratner entered into a Voting Agreement dated as of November 8, 2006. Under this agreement, Bruce C. Ratner will be appointed as a “Class B” director of the Issuer on or before February 1, 2007. The Reporting Persons, who own approximately 75.7% of the Class B Common Stock, agreed to vote for the election of Bruce C. Ratner to the Issuer’s Board of Directors at the next regularly scheduled shareholder meeting and at each subsequent meeting of shareholders. The Voting Agreement will terminate in the event (i) of Bruce C. Ratner’s death or a physical or mental incapacity that prevents him from performing all duties required of a director of the Issuer, or (ii) that (A) in the case that Bruce C. Ratner is an employee of the Issuer’s New York strategic business unit, Bruce C. Ratner and his affiliates no longer hold at least 1.5 million Class A Common Units in Forest City Master Associates III, LLC (or stock issued upon exchange of the Class A Common Units) or (B) in the case that Bruce C. Ratner is no longer an employee of the Issuer’s New York strategic business unit, Bruce C. Ratner and his affiliates no longer hold at least 2.5 million Class A Common Units in Forest City Master Associates III, LLC (or stock issued upon exchange of Class A Common Units), or (iii) that Bruce C. Ratner materially breaches either the non-competition covenant contained in his then current employment agreement with the Issuer or any written policy generally applicable to all members of the Issuer’s Board of Directors, subject to notice and an opportunity to contest or cure such breach.

CUSIP No.	345550107	13D	Page	7	of	8
     RMS Ltd. is managed by eight general partners who represent five family branches. Under the partnership agreement of RMS Ltd., the voting power of the general partners representing a family branch is determined by dividing the interest of the family branch they represent by the aggregate interests of all family branches. The voting power of the general partner or general partners representing a family branch may not be divided or apportioned but must be voted together as a whole. If the general partners representing a family branch are unable to agree on how to vote that branch, the total voting power of the other general partners is computed without reference to the voting power otherwise available to that family branch. General partners holding 60% of the total voting power (excluding the voting power of a family branch, if any, unable to agree on how to vote on a particular matter) of RMS Ltd. determine how to vote the Class B Common Stock held by RMS Ltd.
     In addition, four of the general partners of RMS Ltd. (representing two of the five family branches) are parties to a voting agreement dated December 16, 1999. In that agreement, the parties agreed to exercise their voting power in concert with respect to the voting of the shares of Class B Common Stock held by RMS Ltd. Under this agreement, each family branch that is a party is deemed to hold one-half of the combined voting power so that each family branch has an equal vote.
     A partner in RMS Ltd. may transfer all or part of his or her interest in the partnership to a member of his or her family branch. If the partner desires to have all or a portion of his or her interest in the partnership redeemed, desires to transfer all or part of his or her interest to a person other than a permitted transferee, becomes bankrupt or ceases to meet the requirements for permitted transferee status, the interest in the partnership will be deemed to be offered for sale on terms specified in the partnership agreement. The interest will first be offered to members of such partner’s family branch, then to members of the other family branches.
Item 7. Material to Be Filed as Exhibits.
     Exhibit 99.1 — Voting Agreement, dated November 8, 2006, by and among Forest City Enterprises, Inc., RMS, Limited Partnership, Powell Partners, Limited, Joseph M. Shafran and Bruce C. Ratner.
     Exhibit 99.2 — Joint Filing Agreement, dated November 14, 2006, by and among RMS, Limited Partnership, Powell Partners, Limited and Joseph M. Shafran.

CUSIP No.	345550107	13D	Page	8	of	8
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 17, 2006	RMS, LIMITED PARTNERSHIP, an Ohio limited partnership
/s/ Samuel H. Miller
Samuel H. Miller, Trustee, a general partner

/s/ Abraham Miller
Abraham Miller, a general partner

/s/ Brian J. Ratner
Brian J. Ratner, a general partner

/s/ Charles A. Ratner
Charles A. Ratner, a general partner

/s/ Deborah Ratner-Salzberg
Deborah Ratner-Salzberg, a general partner

/s/ Ronald A. Ratner
Ronald A. Ratner, a general partner

/s/ Joan K. Shafran
Joan K. Shafran, a general partner

/s/ Joseph M. Shafran
Joseph M. Shafran, a general partner

POWELL PARTNERS, LIMITED, an Ohio limited liability company
/s/ Joseph M. Shafran
Joseph M. Shafran, Trustee, a member

/s/ Joan K. Shafran
Joan K. Shafran, a member

/s/ Paula Shafran Krulak
Paula Shafran Krulak, a member

JOSEPH M. SHAFRAN, individually
/s/ Joseph M. Shafran
Joseph M. Shafran

SCHEDULE 1
GENERAL PARTNERS OF
RMS, LIMITED PARTNERSHIP
Listed below are the names and principal occupations of each of the general partners of RMS, Limited Partnership. Each partner’s business address is 50 Public Square, Suite 1600, Cleveland, Ohio 44113.

General Partners	Principal Occupation
Samuel H. Miller	Co-Chairman of the Board and Treasurer of
Forest City Enterprises, Inc.
Abraham Miller	President of Barb’s Graffiti, Inc.
Brian J. Ratner	Executive Vice President — East Coast
Development of Forest City Enterprises, Inc.
Charles A. Ratner	President and Chief Executive Officer of Forest
City Enterprises, Inc.
Deborah Ratner-Salzberg	President — Forest City Washington, Inc.
Ronald A. Ratner	President and CEO — Forest City Residential Group
Joan K. Shafran	Chief Operating Officer, Powell Partners,
Limited and Executive Managing Partner, The Berimore Co.
Joseph M. Shafran	President of Paran Management Company, Ltd.

SCHEDULE 2
MEMBERS OF
POWELL PARTNERS, LIMITED
Listed below are the names and principal occupations of each of the members of Powell Partners, Limited. Each member’s business address is 2720 Van Aken Blvd., Suite 200, Cleveland, Ohio 44120.

Members	Principal Occupation
Joseph M. Shafran	President of Paran Management Company, Ltd.
Joan K. Shafran	Chief Operating Officer, Powell Partners,
Limited and Executive Managing Partner,
The Berimore Co.
Paula Shafran Krulak	Private Investor